EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2020, and the audited consolidated financial statements as at and for the year ended December 31, 2019, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 11, 2020 and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of August 11, 2020, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2020, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Second Quarter 2020	Second Quarter 2019	Change	YTD 2020	YTD 2019	Change
Operating
Tonnes Milled	40,190	200,873	-80%	204,286	398,560	-49%
Silver Ounces Produced	50,581	246,129	-78%	317,299	514,528	-38%
Gold Ounces Produced	404	1,609	-75%	1,935	3,422	-43%
Copper Pounds Produced	459,767	1,136,113	-60%	2,267,939	2,198,815	3%
Silver Equivalent Ounces[1] Produced	158,286	599,493	-74%	842,230	1,214,512	-31%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	322,886	618,894	-48%	897,953	1,141,521	-21%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$10.92	$10.89	-%	$10.22	$11.14	-8%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$16.37	$15.61	5%	$15.42	$15.89	-3%

1. In Q2 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. In Q2 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2020	Second Quarter 2019	Change	YTD 2020	YTD 2019	Change
Financial
Revenues	$4,840	$7,813	-38%	$11,956	$14,524	-18%
Mine operating income	$787	$296	166%	$1,630	$352	363%
Net loss from continuing operations	$(1,111)	$(125)	-789%	$(1,343)	$(664)	-102%
Net loss including discontinued operations	$(1,276)	$(166)	-669%	$(1,508)	$(776)	-94%
Cash	$10,386	$3,405	205%	$10,386	$3,405	205%
Working capital	$13,797	$8,665	59%	$13,797	$8,665	59%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$(797)	$609	-231%	$(425)	$658	-164%
Adjusted EBITDA[1]	$1,958	$350	458%	$2,349	$350	567%
Per Share Amounts
Loss per share from cont. operations – basic	$(0.01)	$-	-100%	$(0.02)	$(0.01)	-100%
Loss per share – basic	$(0.02)	$-	-100%	$(0.02)	$(0.01)	-100%
Cash Flow per share (YTD)[1] – basic	$-	$0.01	-100%	$-	$0.01	-100%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Operational and Financial Performance

Three months ended June 30, 2020

In the second quarter ended June 30, 2020, the Company recognized revenues net of penalties, treatment costs and refining charges, of $4.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate, for mine operating income of $0.8 million.

EBITDA during the second quarter ended June 30, 2020, was a loss of $0.8 million, compared to earnings of $0.6 million in the corresponding quarter in 2019.

Metal prices for revenues recognized during the three months ended June 30, 2020, averaged $16.35 per ounce of silver, $1,716 per ounce of gold, and $5,328 per tonne of copper.

Six months ended June 30, 2020

From this production, the Company recognized revenues, net of penalties, treatment costs and refining charges, of $11.2 million on the sale of 5,540 tonnes of Avino Mine bulk copper/silver/gold concentrate and $0.8 million on the sale of 528 tonnes of Historic Above Ground Avino Mine Stockpile bulk copper/silver/gold concentrate, for a mine operating income of $1.6 million.

EBITDA during the six months ended June 30, 2020, was a loss of $0.4 million, compared to earnings of $0.7 million in the corresponding quarter in 2019.

Metal prices for revenues recognized during the six months ended June 30, 2020, averaged $16.24 per ounce of silver, $1,666 per ounce of gold, and $5,354 per tonne of copper.

The Company’s cash balance at June 30, 2020, totaled $10.4 million compared to $9.6 million at December 31, 2019, and $3.4 million at June 30, 2019. Working capital totaled $13.8 million at June 30, 2020, compared to $13.2 million at December 31, 2019, and $8.7 million at June 30, 2019.

Avino Complies with the Mexican Government COVID-19 Order

Avino announced on April 2, 2020 that temporarily suspended operations to help fight against COVID-19 at the Avino Mine in Durango, Mexico. On June 1, 2020, Avino was approved by the Secretariat of Health to recommence regular mining activities in an orderly, gradual and cautious manner.

Avino remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly.

Mining Operations

Subsequent to June 30, 2020, the Company reported that members from the Mexican mining union have blocked the entrance to the Avino Mine. The group includes the Company’s unionized workers. The Company remains receptive to having good-faith discussions with representatives of the authorized union. As a result of the strike at the site, the Company has temporarily halted mining and mill processing operations.

As of the date of this MD&A, the entrance to the Avino Mine remains blocked and the Company is continuing to have good-faith discussions with representatives of the authorized unions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Consolidated Production Highlights

Q2 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	40,190	50,581	404	459,767	158,286
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	40,190	50,581	404	459,767	158,286
YTD 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	199,575	312,819	1,916	2,263,082	835,370
Historic Above Ground Stockpiles	4,711	4,481	19	4,857	6,860
Consolidated	204,286	317,299	1,935	2,267,939	842,230

Q2 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	43	0.40	0.58	90%	79%	90%
Historic Above Ground Stockpiles	-	-	-	-	-	-
Consolidated	43	0.40	0.58	90%	79%	90%
YTD 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	54	0.40	0.58	90%	75%	88%
Historic Above Ground Stockpiles	59	0.31	0.15	50%	41%	31%
Consolidated	54	0.40	0.57	89%	74%	87%

The silver equivalent production in Q2 2020 decreased by 74% compared to Q2 2019. The decrease was due to the temporary shutdown due to COVID-19, and was partially offset by higher feed grade in silver, gold, and copper, which in turn contributed to higher recovery rates compared to Q2 2019. Refinements and improvements made in the metallurgical process also contributed to the increase in recovery rates for Q2 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Although the focus is on our overall consolidated results, there are some noteworthy points for each of our mines, as well as our AHAG Stockpiles, which can be determined from the following tables.

Avino Mine Production Highlights

	Q2 2020	Q2 2019	Change %	2020	2019	Change %
Total Mill Feed (dry tonnes)	40,190	96,707	-58%	199,575	197,629	1%
Feed Grade Silver (g/t)	43	41	4%	54	41	32%
Feed Grade Gold (g/t)	0.40	0.38	6%	0.40	0.43	-7%
Feed Grade Copper (%)	0.58	0.56	4%	0.58	0.52	11%
Recovery Silver (%)	90%	81%	11%	90%	83%	8%
Recovery Gold (%)	79%	69%	15%	75%	70%	7%
Recovery Copper (%)	90%	84%	6%	88%	86%	3%
Total Silver Produced (oz)	50,581	104,893	-52%	312,819	217,207	44%
Total Gold Produced (oz)	404	800	-50%	1,916	1,897	1%
Total Copper Produced (Lbs)	459,767	1,003,995	-54%	2,263,082	1,962,066	15%
Total Silver Equivalent Produced (oz)*	158,286	362,445	-56%	835,370	742,243	13%

* In Q2 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. In Q2 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Significant decrease in tonnes milled by 58%, mainly due to temporary shutdown due to COVID-19. The decrease was offset by an increase in silver, copper and gold grades & recoveries in Q2 2020 by 4%, 4%, and 6%, and 11%, 15%, and 6%, respectively, compared to Q2 2019. The increase in grades is due to variability in the deposit, and the increase in recoveries rates reflect a combination of higher grades and the refinement of metallurgical processes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Avino Historic Above Ground Stockpile Production Highlights

	Q2 2020	Q2 2019	Change %	2020	2019	Change %
Total Mill Feed (dry tonnes)	-	86,596	-100%	4,711	165,460	-97%
Feed Grade Silver (g/t)	-	61	-100%	59	61	-3%
Feed Grade Gold (g/t)	-	0.44	-100%	0.31	0.42	-28%
Feed Grade Copper (%)	-	0.17	-100%	0.15	0.19	-20%
Recovery Silver (%)	-	55%	-100%	50%	55%	-9%
Recovery Gold (%)	-	52%	-100%	41%	52%	-22%
Recovery Copper (%)	-	40%	-100%	31%	35%	-11%
Total Silver Produced (oz)	-	93,849	-100%	4,481	179,174	-97%
Total Gold Produced (oz)	-	645	-100%	19	1,174	-98%
Total Copper Produced (Lbs)	-	132,118	-100%	4,857	236,750	-98%
Total Silver Equivalent Produced (oz) calculated*	-	175,143	-100%	6,860	323,958	-98%

* In Q2 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. In Q2 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu.

As mentioned in our 2020 Production Outlook, we processed a small amount of AHAG material in the first half of Q1 2020 before the transition to 100% production from the Avino Mine.

Avino Mine Exploration

Plans continue for the Company’s 2020 exploration program. With the San Gonzalo Mine at the end of its current economic life, the Company has been looking at all options to increase overall head grade.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101, have reviewed and approved the technical data in this document.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements and fair value adjustments on outstanding warrants

Management believes EBITDA and adjusted EBITDA provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted EBITDA excludes share-based payments, and non-operating items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the company.

The following table provides a reconciliation of net earnings financial statements to EBITDA and Adjusted EBITDA, and includes the Company’s discontinued operations (see Note 3 of the condensed consolidated interim financial statements):

Expressed in 000’s of US$, unless otherwise noted	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Net loss for the period	$(1,276)	$(166)	$(1,508)	$(776)
Depreciation and depletion	555	782	1,204	1,467
Interest income and other	(51)	(96)	(224)	(235)
Interest expense	8	18	18	40
Finance cost	47	(36)	134	(4)
Accretion of reclamation provision	22	85	49	168
Current income tax expense	11	39	62	183
Deferred income tax recovery	(113)	(17)	(160)	(185)
EBITDA	$(797)	$609	$(425)	$658
Fair value adjustment on warrant liability	2,068	(388)	1,149	(576)
Share-based payments	202	195	370	413
Foreign exchange loss (gain)	485	(66)	1,255	(145)
Adjusted EBITDA	$1,958	$350	$2,349	$350

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $37 for the three months ended June 30, 2020 (June 30, 2019 - $639) and $343 for the six months ended June 30, 2020 (June 30, 2019 - $1,154), all of which is attributable to the Avino Mine. The Company has planned for sustaining capital expenditures for the remainder of 2020 in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

The following table reconciles cash cost per payable AgEq oz production cost to all-in sustaining cash cost per payable AgEq oz for the three months ended June 30, 2020 and 2019:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Cost of sales	$4,053	$4,244	$-	$1,501	$-	$1,658	$4,053	$7,403
Inventory net realizable value adjustment	-	-	-	114	-	-	-	114
Depletion and depreciation	(528)	(404)	-	(249)	-	(122)	(528)	(775)
Cash production cost	3,525	3,840	-	1,366	-	1,536	3,525	6,742
Payable silver equivalent ounces sold	322,886	330,991	-	57,451	-	230,452	322,886	618,894
Cash cost per silver equivalent ounce	$10.92	$11.60	$-	$23.78	$-	$6.67	$10.92	$10.89
General and administrative expenses	764	493	-	86	-	343	764	922
Treatment & refining charges	427	428	-	142	-	243	427	813
Penalties	785	472	-	-	-	276	785	748
Sustaining capital expenditures	37	639	-	-	-	-	37	639
Share-based payments and G&A depreciation	(229)	(108)	-	(19)	-	(74)	(229)	(201)
Cash operating cost	5,309	5,764	-	1,575	-	2,324	5,309	9,663
AISC per payable silver equivalent ounce	$16.37	$17.42	$-	$27.41	$-	$10.08	$16.37	$15.61

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the six months ended June 30, 2020 and 2019:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		Historic Above Ground Stockpiles		Consolidated
	YTD 2020	YTD 2019	YTD 2020	YTD 2019	YTD 2020	YTD 2019	YTD 2020	YTD 2019
Cost of sales	$9,716	$8,462	$-	$3,208	$610	$2,388	$10,326	$14,058
Inventory net realizable value adjustment	-	-	-	114	-	-	-	114
Depletion and depreciation	(1,133)	(817)	-	(401)	(14)	(234)	(1,147)	(1,452)
Cash production cost	8,583	7,645	-	2,921	596	2,154	9,179	12,720
Silver equivalent ounces sold	838,252	675,165	-	178,866	59,701	287,490	897,953	1,141,521
Cash cost per silver equivalent ounce	$10.24	$11.32	$-	$16.33	$9.98	$7.49	$10.22	$11.14
General and administrative expenses	1,603	1,129	-	308	137	448	1,740	1,885
Treatment & refining charges	1,019	832	-	263	67	354	1,086	1,449
Penalties	1,798	962	-	-	121	410	1,919	1,372
Sustaining capital expenditures	343	1,154	-	-	-	-	343	1,154
Share-based payments and G&A depreciation	(399)	(256)	-	(71)	(28)	(101)	(427)	(428)
Cash operating cost	$12,947	$11,466	-	$3,421	893	$3,264	$13,840	$15,331
AISC per silver equivalent ounce	$15.45	$16.97	$-	$19.12	$14.95	$11.35	$15.42	$15.89

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower overhead costs, and continues to process the AHAG Stockpiles at profitable levels.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

At the Avino Mine, costs for Q2 2020 have decreased on a per ounce basis due to grade variation in the current mining areas, specifically in silver, copper and gold which were up 4%, 4% and 6%, respectively, when compared to Q2 2019. Further, recoveries for all three metals were higher in Q2 2020 when compared to Q2 2019, which led to higher ounces recovered and sold during Q2 2020

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Six Months Ended June 30,
	2020	2019
Operating cash flows before movements in working capital	$269	$422
Weighted average number of shares outstanding
Basic	77,943,897	64,837,964
Diluted	80,221,004	64,837,964
Cash Flow per Share – basic & diluted	$0.00	$0.01

Working Capital

	June 30, 2020	December 31, 2019
Current assets	$20,988	$22,771
Current liabilities	(7,191)	(9,562)
Working capital	$13,797	$13,209

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Results of Operations

Summary of Quarterly Results

(000’s)	2020	2020	2019	2019	2019	2019	2018	2018
Quarter ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3
Revenue	$4,840	$7,116	$10,426	$6,796	$7,813	$6,711	$8,268	$8,516
Net income (loss) from all operations for the quarter	(1,276)	(232)	(29,043)	(1,642)	(166)	(610)	981	(1,012)
Earnings (loss) per share from all operations - basic	$(0.02)	$(0.00)	$(0.38)	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)
Earnings (loss) per share from all operations - diluted	$(0.02)	$(0.00)	$(0.38)	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)
Total Assets	$70,970	$67,420	$72,571	$113,145	$110,660	$108,830	$108,588	$113,210

•	Revenue decreased in Q2 2020 compared to previous quarters due to temporary shutdown due to COVID- 19 partly offset by higher average realized metal prices.

•

Losses in Q2 2020 increased due primarily to a fair value adjustment on warrant liability of $2.1 million. The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. As of the date of this MD&A, a number of these warrants have been exercised.

•	Total assets remained fairly consistent at June 30, 2020 compared to the end of March 31, 2020. Overall, total assets have decreased compared to the previous year’s quarters, as the Company sold Bralorne during Q4 2019.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Three months ended June 30, 2020, compared to the three months ended June 30, 2019:

(000’s)	2020	2019	Note
Revenue from mining operations	$4,840	$7,813	1
Cost of sales	4,053	7,517	1
Mine operating income	787	296	1
Operating expenses
General and administrative expenses	562	744	2
Share-based payments	202	195
Income (loss) before other items	23	(643)
Other items
Interest and other income	51	96
Gain (loss) on long-term investments	1,343	(1)	3
Fair value adjustment on warrant liability	(2,068)	388	4
Unrealized foreign exchange gain (loss)	(485)	66	5
Finance income (cost)	(47)	36
Accretion of reclamation provision	(22)	(27)
Interest expense	(8)	(18)
Net loss from continuing operations before income taxes	(1,213)	(103)
Income taxes
Current income tax expense	(11)	(39)	6
Deferred income tax recovery	113	17	6
Income tax recovery (expense)	102	(22)

Net loss from continuing operations	$(1,111)	$(125)	8
Loss from discontinued operations and on disposal	(165)	(41)	7
Net loss	$(1,276)	$(166)	8

Loss per share from continuing operations
Basic	$(0.01)	$(0.00)	8
Diluted	$(0.01)	$(0.00)	8
Loss per share
Basic	$(0.02)	$(0.00)	8
Diluted	$(0.02)	$(0.00)	8

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

1.	Revenues decreased for the three months ended June 30, 2020, compared to June 30, 2019, mainly due to lower ounces sold as a result of a planned reduction in monthly sales due to the temporary shutdown due to COVID-19, as well as declining prices of silver and copper in the early part of Q2 2020. The lower revenues were partially offset by an increase in average realized silver and gold prices compared to Q2 2019, specifically in June 2020.

Cost of sales for the three months ended June 30, 2020, were $4,053 compared to $7,517 for the three months ended June 30, 2019. The decrease in costs is mainly due to lower than anticipated tonnes mined and processed, as a result of the temporary shutdown due to COVID-19, and as a result lower sales.

As a result of the factors above, mine operating income increased to $787, compared to $296 during the three months ended June 30, 2019, mostly due to the increase in gold and silver prices in the latter part of the quarter, as well as higher than expected grades and recoveries at the Avino Mine.

2.	General and administrative expenses for the three months ended June 30, 2020, totalled $562 compared to $744 for the three months ended June 30, 2019. The decrease reflects costs reduction initiatives made by management to maintain operations in good standing during the difficult market conditions.

3.	The gain on long term investments for the three months ended June 30, 2020, totalled $1,343 compared to a loss of $1 for the three months ended June 30, 2019. This is a direct result of the increase in value of the Company’s investment in Talisker Resources Inc. (“Talisker”) during the quarter.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended June 30, 2020, the Mexican peso and Canadian dollar both appreciated in relation to the US dollar, following the initial shock of COVID-19. During the corresponding period in 2019, the US dollar remained fairly constant in relation to the Canadian dollar and Mexican peso, resulting in a minimal foreign exchange gain.

6.	Current income tax expense was $11 for the three months ended June 30, 2020, compared to $39 in the three months ended June 30, 2019. Deferred income tax recovery was $113 for the three months ended June 30, 2020, compared to $17 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the six months ended June 30, 2020, primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

7.	Loss from discontinued operations and on disposal was $165 for the three months ended June 30, 2020, compared to $41 during the corresponding period in 2019. All movements are a result of the sale of Bralorne to Talisker in December 2019, with the movements in the current period reflecting the settlement of certain working capital items.

8.	As a result of the foregoing, net loss from continuing operations and net loss from operations for the three months ended June 30, 2020, was $1,111 and $1,276, respectively, compared to $125 and $166, respectively, for the three months ended June 30, 2019. The increase in loss resulted in a basic and diluted loss per share for continuing operations of $0.02, and all operations of $0.01, for the quarter ended June 30, 2020, compared to $Nil in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Six months ended June 30, 2020, compared to the six months ended June 30, 2019:

(000’s)	2020	2019	Note
Revenue from mining operations	$11,956	$14,524	1
Cost of sales	10,326	14,172	1
Mine operating income	1,630	352	1
Operating expenses
General and administrative expenses	1,370	1,472	2
Share-based payments	370	413
Loss before other items	(110)	(1,533)
Other items
Interest and other income	224	235
Gain on long-term investments	1,050	1	3
Fair value adjustment on warrant liability	(1,149)	576	4
Unrealized foreign exchange gain (loss)	(1,255)	145	5
Finance cost	(134)	4
Accretion of reclamation provision	(49)	(54)
Interest expense	(18)	(40)
Net loss from continuing operations before income taxes	(1,441)	(666)
Income taxes
Current income tax expense	(62)	(183)	6
Deferred income tax recovery	160	185	6
Income tax recovery (expense)	98	2

Net loss from continuing operations	$(1,343)	$(664)	8
Loss from discontinued operations and on disposal	(165)	(112)	7
Net loss	$(1,508)	$(776)	8

Loss per share from continuing operations
Basic	$(0.02)	$(0.01)	8
Diluted	$(0.02)	$(0.01)	8
Loss per share
Basic	$(0.02)	$(0.01)	8
Diluted	$(0.02)	$(0.01)	8

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

1.	Revenues decreased for the six months ended June 30, 2020, compared to June 30, 2019, mainly due to lower ounces sold as a result of a planned reduction in monthly sales due to the temporary shutdown due to COVID-19, as well as declining prices of silver and copper during March and April 2020. The lower revenues were partially offset by an increase in average realized silver and gold prices in the latter part of Q2 2020, specifically in June.

Cost of sales for the six months ended June 30, 2020, were $10,326 compared to $14,172 for the six months ended June 30, 2019. As a result of the temporary shutdown due to COVID-19, costs were lower overall due to lower than anticipated tonnes mined and processed, as well as sales initiatives to maximize realized prices per ounce.

As a result of the factors above, mine operating income increased to $1,630, compared to $352 during the six months ended June 30, 2019, mostly due to the increase in gold and silver prices in the latter part of the period, as well as higher than expected grades and recoveries at the Avino Mine.

2.	General and administrative expenses for the six months ended June 30, 2020, totalled $1,370 compared to $1,467 for the six months ended June 30, 2019. The decrease reflects costs reduction initiatives made by management to maintain operations in good standing during the difficult market conditions.

3.	The gain on long term investments for the six months ended June 30, 2020, totalled $1,050 compared to $1 for the six months ended June 30, 2019. This is a direct result of the increase in value of the Company’s investment in Talisker during the period.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the six months ended June 30, 2020 and 2019, the US dollar appreciated significantly in relation to the Mexican peso and Canadian dollar, resulting in an unrealized foreign exchange loss.

6.	Current income tax expense was $62 for the six months ended June 30, 2020, compared to $183 in the six months ended June 30, 2019. Deferred income tax recovery was $160 for the six months ended June 30, 2020, compared to $185 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the six months ended June 30, 2020, primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

7.	Loss from discontinued operations and on disposal was $165 for the six months ended June 30, 2020, compared to $112 during the corresponding period in 2019. All movements are a result of the sale of Bralorne to Talisker in December 2019, with the movements in the current period reflecting the settlement of certain working capital items.

8.	As a result of the foregoing, net loss from continuing operations and net loss from operations for the six months ended June 30, 2020, was $1,343 and $1,508, respectively, compared to $664 and $776, respectively, for the six months ended June 30, 2019. The increase in loss resulted in a basic and diluted loss per share for both continuing and all operations of $0.02 for the quarter ended June 30, 2020, compared to $0.01 in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
During 2020, the Company received proceeds of $3.4 million in connection with a brokered at-the-market offering issued under prospectus supplements.

 As of the date of this MD&A, the Company has begun to use the funds as intended. The Company will use the gross proceeds raised from the at-the-market offering for advancing the development of other areas of the Avino mine, and its operations and production, and to a lesser extent, for general working capital.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.1 million for exploration and evaluation activities, acquired property and equipment of $0.6 million, and made lease and loan repayments of $0.6 million during the six months ended June 30, 2020.

In July 2019, the Company closed a bought-deal financing for gross proceeds of $3.5M, with the issuance of common shares.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

During 2019, the Company received gross proceeds of $2.9 million in connection with a brokered at-the-market offering issued under prospectus supplements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5.0 million. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.8 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Discussion and analysis relating to the Company’s liquidity as at June 30, 2020, December 31, 2019 and June 30 2019, is as follows:

Statement of Financial Position

(000’s)	June 30, 2020	December 31, 2019
Cash	$10,386	$9,625
Working capital	13,797	13,209
Accumulated Deficit	(48,281)	(47,204)

Cash Flow

(000’s)	June 30, 2020	June 30, 2019
Cash generated (used in) by operating activities	$(5)	$3,835
Cash generated financing activities	1,446	1,137
Cash used in investing activities	(573)	(4,838)
Change in cash	868	134
Effect of exchange rate changes on cash	(107)	19
Cash, beginning of period	9,625	3,252
Cash, end of period	$10,386	$3,405

Operating Activities

Cash used in or generated by operating activities for the six months ended June 30, 2020, was $Nil used compared to $3.8 million generated for the six months ended June 30, 2019. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $1.4 million for the six months ended June 30, 2020, compared to cash generated by $1.1 million for the six months ended June 30, 2019. Cash generated by financing activities for the six months ended June 30, 2020, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants. Cash used in financing activities relates to the repayment of its term facility, as well as on its existing equipment loans and finance leases for mining equipment.

During the six months ended June 30, 2020, the Company received net proceeds from issuance of shares for cash of $3.4 million (June 30, 2019 - $1.8 million), received proceeds from warrants exercise by $0.3 million (June 30, 2019 - $Nil). The Company also made term facility repayments of $1.7 million (June 30, 2019 - $Nil) and made finance lease and equipment loan payments totalling $0.6 million (June 30, 2019 - $0.7 million).

Investing Activities

Cash used in investing activities for the six months ended June 30, 2020, was $0.6 million compared to $4.8 million for the six months ended June 30, 2019. Cash generated from the proceeds of sale of common shares in Talisker totalled $1.3 million (June 30, 2019 - $Nil). Proceeds were re-invested through the exercise of share purchase warrants in Talisker, totalling $1.2 million (June 30, 2019 - $Nil).

Other financing activities the six months ended June 30, 2020, includes cash capital expenditures of $0.5 million (June 30, 2019 - $1.7 million) on the acquisition of property and equipment. During the six months ended June 30, 2020, the Company also incurred cash capital expenditures of $0.1 million (June 30, 2019 - $3.2 million) on exploration and evaluation activities including drilling expenditures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Salaries, benefits, and consulting fees	$163	$185	$333	$351
Share-based payments	189	178	376	349
	$352	$363	$709	$700

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts were due to related parties:

	June 30, 2020	December 31, 2019
Oniva International Services Corp.	$103	$105
Directors	35	51
	$138	$156

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

The transactions with Oniva during the three and six months ended June 30, 2020 and 2019, are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Salaries and benefits	$137	$132	$318	$381
Office and miscellaneous	69	60	165	150
Exploration and evaluation assets	-	62	-	118
	$206	$254	$483	$649

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the six months ended June 30, 2020, the Company paid $110 (June 30, 2019 - $113) to ICC.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with four (December 31, 2019 – six) counterparties (see Note 20). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2020, no amounts were held as collateral.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2020, in the amount of $10,386 and working capital of $13,797 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2020, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,110	$3,110	$-	$-
Amounts due to related parties	138	138	-	-
Minimum rental and lease payments	25	6	16	3
Term facility	4,307	3,467	840	-
Equipment loans	185	185	-	-
Finance lease obligations	739	415	324	-
Total	$8,504	$7,321	$1,180	$3

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	June 30, 2020		December 31, 2019
	MXN	CDN	MXN	CDN
Cash	$3,378	$4,526	$2,780	$5,902
Long-term investments	-	6,907	-	5,599
Reclamation bonds	-	6	-	6
Amounts receivable	-	14	-	54
Accounts payable and accrued liabilities	(59,084)	(167)	(51,307)	(442)
Due to related parties	-	(188)	-	(202)
Finance lease obligations	(676)	(491)	(1,037)	(522)
Net exposure	(56,382)	10,607	(49,564)	10,395
US dollar equivalent	$(2,453)	$7,782	$(2,627)	$8,004

Based on the net US dollar denominated asset and liability exposures as at June 30, 2020, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2020, by approximately $462 (year ended December 31, 2019 - $465). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2020, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $20 (December 31, 2019 - $70).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2020, a 10% change in market prices would have an impact on net earnings (loss) of approximately $507 (December 31, 2019 - $467).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020:

	Level 1	Level 2	Level 3
Financial assets
Cash	$10,386	$-	$-
Amounts receivable	-	779	-
Long-term investments	5,068	-	-
Total financial assets	$15,454	$779	$-
Financial liabilities
Warrant liability	-	-	(2,655)
Total financial liabilities	$-	$-	$(2,655)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in the Transactions with Related Parties section.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2020	December 31, 2019
Not later than one year	$6	$1,269
Later than one year and not later than five years	16	20
Later than five years	3	5
	$25	$1,294

Included in the above amount as at June 30, 2020, is the Company’s commitment to incur flow-through eligible expenditures $Nil (December 31, 2019 - $1,262 (C$1,639)) that must be incurred in Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at August 11, 2020, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	87,213,751	-	-
Warrants (US$)	4,423,804	$0.80	3.12
RSUs	3,758,107	-	0.11 – 2.98
Stock options	3,660,000	C$0.79 - C$2.95	2.11 – 4.98
Fully diluted	99,055,662

The following are details of outstanding stock options as at June 30, 2020 and August 11, 2020:

Expiry Date Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30, 2020)	Number of Shares Remaining Subject to Options (August 11, 2020)
September 2, 2021	C$2.95	370,000	370,000
September 20, 2022	C$1.98	930,000	930,000
August 28, 2023	C$1.30	325,000	325,000
August 21, 2024	C$0.79	335,000	335,000
August 4, 2025	C$1.64	-	1,700,000
Total:		1,960,000	3,660,000

The following are details of outstanding warrants as at June 30, 2020 and August 11, 2020:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (June 30, 2020)	Number of Underlying Shares (August 11, 2020)
September 25, 2023	$0.80	7,175,846	4,423,804
Total:		7,175,846	4,423,804

The following are details of outstanding RSUs as at June 30, 2020 and August 11, 2020:

Expiry Date	Number of Shares Remaining Subject to RSUs (June 30, 2020)	Number of Shares Remaining Subject to RSUs (August 11, 2020)
September 20, 2020	18,848	18,848
August 28, 2021	586,074	586,074
August 21, 2022	1,672,185	1,672,185
August 4, 2023	-	1,481,000
Total:	2,277,107	3,758,107

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Subsequent Events

Warrant Exercises – Subsequent to June 30, 2020, the Company issued 2,752,042 common shares through the early exercise of share purchase warrants for gross proceeds of $2,202

At-The-Market Sales – Subsequent to June 30, 2020, the Company issued 1,426,309 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $1,349.

RSU & Option Grant – Subsequent to June 30, 2020, the Company granted 1,700,000 incentive stock options and 1,481,000 RSUs to its directors, officers, employees and consultants. For full details, see the Company’s news release dated August 4, 2020.

Mining Operations – Subsequent to June 30, 2020, the Company reported that members from the Mexican mining union have blocked the entrance to the Avino Mine. The group includes the Company’s unionized workers. The Company remains receptive to having good-faith discussions with representatives of the authorized union. As a result of the strike at the site, the Company has temporarily halted mining and mill processing operations.

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of June 30, 2020, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Based on this evaluation, management concluded that as of June 30, 2020, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 11, 2020. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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